UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For January 29, 2013

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Reports Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2012

FOR IMMEDIATE RELEASE: Tuesday, January 29, 2013

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 239.2 million, or Ps. 0.301 per share, (Ps. 1.505 per ADS) for the full fiscal year 2012, compared to Ps. 230.7 million, or Ps. 0.290 per share, (Ps. 1.452 per ADS) in the fiscal year ended December 31, 2011.

Net income for 2012’s fourth quarter amounted to Ps. 103.5 million, or Ps. 0.130 per share (Ps. 0.651 per ADS), compared with Ps. 79.0 million, or Ps. 0.099 per share (Ps. 0.497 per ADS) registered in the same year-ago quarter.

The increase in the net income for the fiscal year and the three-month period ended December 31, 2012, compared to the same periods of 2011, was mainly driven by a better performance of the Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment, which mostly explains the increase in operating income in both periods. This positive effect was partially offset by a higher foreign exchange loss in the fourth quarter and full year periods as the Argentine peso's devaluation was greater than in 2011’s.

Year-Ended December 31, 2012 versus 2011

TGS posted total net revenues of Ps. 2,575.0 million at the close of the fiscal year ended December 31, 2012, compared to Ps. 1,853.9 million registered in 2011’s fiscal year.

Natural gas transportation revenue amounted to Ps. 603.4 million for the fiscal year ended December 31, 2012, compared to Ps. 575.6 million registered in 2011. Higher revenues of Ps. 10.4 million were generated by the operation and maintenance of the Natural Gas Transportation assets associated with the expansions which started operating at the end of 2011, and belong to certain gas trusts (fideicomisos de gas) as explained below. In addition, a new firm transportation contract became effective as of June 2012 generating higher revenues amounting to Ps. 6.1 million as well as interruptible transportation services increased revenues of Ps. 4.2 million.

The Natural Gas Transportation business segment represented approximately 24% and 31% of

TGS’ total revenues in 2012 and 2011, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue went up by more than 50% to Ps. 1,835.7 million in 2012, from Ps. 1,179.2 million in 2011. This variation is mainly due to: (i) an increase in the volume exported, (ii) higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, (iii) the Argentine peso devaluation, and (iv) the rise in the ethane price of more than 30% in the first semester of 2012, reflecting the pass through effect of the production cost increase in relation to tariff charge mentioned below.

Liquids’ Production and Commercialization revenues accounted for approximately 71% and 64% of the total revenue in 2012 and 2011, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for the Company’s own account and on behalf of TGS’ clients.

In 2012, Other Services revenues amounted to Ps. 135.9 million, Ps. 36.8 million above 2011. The increase is mainly explained by higher revenues amounting to Ps. 26.1 million generated from construction services rendered in connection with expansion works both in the natural gas transportation pipeline system, and the facilities located near the city of Bahía Blanca for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 5% for the fiscal years ended December 31, 2012 and 2011. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the fiscal year ended December 31, 2012 went up to Ps. 1,869.3 million, from Ps. 1,301.4 million in 2011. This variation is partially attributed to a Ps. 127.6 million increase generated by a rise of the tariff charge created by the Argentine Government in 2008 to finance the imports of natural gas. The tariff charge increased, effective December 1, 2011, rising from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas. Within the framework of a legal action, on July 10, 2012, TGS obtained from the Court of Appeals based in the Autonomous City of Buenos Aires, a preliminary injunction ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A. (acting as collection agents) not to bill or intend to collect from TGS such charge increase until final judgment is rendered.

Moreover, in addition to the increase in the natural gas price which generated a higher charge of Ps. 107.0 million, the Company processed a higher flow of natural gas for its own account, incurring in higher costs totaling Ps. 55.5 million, which is partly due to lower natural gas processing from TGS’ clients. Finally, the export taxes increased by Ps.137.8 million, reflecting higher exports.

Other expenses, net registered a negative variation of Ps. 5.5 million, mainly due to the Ps. 16.0 million revenue generated in the 2011, which corresponds to the early cancellation of a contract related to the Liquids business. This effect was partially compensated by lower contingency accruals in 2012.

Net financial expense increased to Ps. 325.1 million in 2012, up from Ps. 188.8 million reported in 2011. This increase of Ps. 136.3 million is mostly attributable to a higher foreign exchange loss of Ps. 100.5 million related to a higher devaluation of the Argentine peso in 2012.

For 2012, TGS reported a Ps. 130.3 million income tax expense, compared to Ps. 128.8 million reported in 2011. This Ps. 1.5 million increase is principally due to higher taxable income reported in the 2012.

Fourth Quarter 2012 vs. Fourth Quarter 2011

For the fourth quarter ended December 31, 2012, the Company recorded total net revenue of Ps. 875.7 million, up from the Ps. 608.1 million recorded in the same period of 2011.

Natural Gas Transportation revenues for the fourth quarter ended December 31, 2012, was Ps. 157.0 million, 12.5% above the Ps. 139.6 million earned in the same previous year period. The increase of Ps. 17.4 million is mainly due to higher revenues generated by additional interruptible and firm transportation services rendered, as well as more services rendered in the operation and maintenance of the Natural Gas Transportation pipeline system expansion carried out by the gas trusts, as mentioned previously.

The Liquids Production and Commercialization segment increased to Ps. 691.7 million in the fourth quarter of 2012, from Ps. 434.1 million for the same previous year period. This increase is mainly due to: (i) a higher volume sold by TGS’ own account, as the clients of the Company (principally natural gas producers) processed minor volumes of natural gas, and (ii) an increase in the tons sold in Argentina and the international markets.

In the fourth quarter of 2012, Other Services revenues amounted to Ps. 27.0 million, decreasing Ps. 7.4 million from the same period in 2011. The decrease is mainly explained by higher revenues reported in the fourth quarter of 2011 related to construction services rendered in connection with expansion works in the natural gas transportation pipeline system.

Costs of sales and administrative and selling expenses increased by 36% to Ps. 586.9 million in the fourth quarter of 2012, from Ps. 430.4 million in the same previous year period. This variation is mainly attributable to higher variable Liquids production cost and taxes on exports, both of which are associated with higher Liquids volume produced and sold.

Net financial expense rose to Ps. 129.5 million in the fourth quarter of 2012, from Ps. 52.1 million reported in the same 2011 period. This increase, of Ps. 77.4 million, was mainly related to the increase in the foreign exchange loss generated by a higher devaluation of the local currency in 2012’s period, which has impacted TGS’ dollar denominated net liability position.

For the fourth quarter of 2012, TGS reported a Ps. 56.3 million income tax expense, compared to Ps. 45.1 million reported in the same period of 2011. This Ps. 11.2 million increase is due to higher taxable income reported in the period of 2012.

Liquidity and Capital Resources

Cash flow from operating activities in 2012 amounted to Ps. 535.1 million, more than 20% above the cash flow from operating activities generated in 2011, mainly due to the higher cash flow generated by the Liquids business, which was partially offset by the decline in cash flow generated by the Natural Gas Transportation business.

Cash flow used for investing activities decreased by Ps. 62.0 million. Notwithstanding, capital expenditures rose by 28% and amounted to Ps. 215.4 million.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%; and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.) with the remaining 10%.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2012 and 2011

(In millions of Argentine pesos)

Year ended December 31, 2012	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	603.4	1,835.7	135.9	-	2,575.0
Operating income / (loss)	109.6	683.1	30.8	(117.8)	705.7
Depreciation of PP&E	163.3	44.9	15.4	10.1	233.7
Additions to PP&E	159.8	33.9	13.1	17.5	224.3

Year ended December 31, 2011
Net revenues	575.6	1,179.2	99.1	-	1,853.9
Operating income (loss)	150.5	507.8	4.4	(110.2)	552.5
Depreciation of PP&E	159.4	41.5	12.9	6.6	220.4
Additions to PP&E	106.0	33.2	26.5	11.5	177.2

Breakdown of Net Financial Expense for the years ended

December 31, 2012 and 2011

 (In millions of Argentine pesos)

	2012	2011
Generated by Assets
Interest	35.6	34.2
Foreign exchange gain	70.1	58.9
Subtotal	105.7	93.1
Generated by Liabilities
Interest expense	(177.1)	(144.5)
Foreign exchange loss	(229.0)	(117.3)
Others	(24.7)	(20.1)
Subtotal	(430.8)	(281.9)
Total	(325.1)	(188.8)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of December 31, 2012 and 2011
(In millions of Argentine pesos)

	2012	2011
Current assets		
Cash and deposits in banks	87.1	234.2
Investments, net	744.4	225.1
Trade receivables, net	449.1	340.3
Other receivables	125.3	71.6
Inventories	54.3	7.6
Total current assets	**1,460.2**	**878.8**
Non current assets		
Trade receivables	48.0	52.1
Other receivables	50.9	74.0
Investments, net	3.3	3.2
Property, plant and equipment, net	4,000.5	4,012.6
Intangible assets, net	2.5	3.4
Total non current assets	**4,105.2**	**4,145.3**
Total assets	**5,565.4**	**5,024.1**
Current liabilities		
Accounts payable	362.3	291.5
Loans	22.6	15.9
Payroll and social security taxes payable	53.2	53.1
Taxes payable	73.8	49.1
Dividends payable	145.4	0.0
Advances from customers	24.6	29.2
Other liabilities	2.5	5.7
Provisions for contingencies	144.1	130.8
Total current liabilities	**828.5**	**575.3**
Non current liabilities		
Loans	1,853.5	1,609.8
Taxes payable	561.1	604.4
Advances from customers	279.6	281.1
Total non current liabilities	**2,694.2**	**2,495.3**
Total liabilities	**3,522.7**	**3,070.6**
Shareholders' equity	**2,042.7**	**1,953.5**
Total liabilities and shareholders' equity	**5,565.4**	**5,024.1**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2012 and 2011

(In millions of Argentine pesos)

	2012	2011
Cash flows provided by operating activities		
Net income for the year	239.2	230.7
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	233.7	220.4
Amortization of intangible assets	0.9	1.0
Consumption of materials	2.7	3.5
Increase in allowances and provisions	13.4	28.2
(Gain) / loss on related companies	(0.1)	(1.5)
Interest expense accrual	177.2	144.5
Interest expense paid	(136.8)	(122.9)
Income tax accrued	130.3	128.8
Foreign exchange loss	187.9	110.5
Changes in assets and liabilities:		
Trade receivables	(104.6)	(69.8)
Other receivables	(36.8)	(27.5)
Inventories	(46.7)	5.3
Accounts payable	78.0	7.0
Payroll and social security taxes	0.2	15.5
Taxes payable	(27.7)	(11.4)
Advances from customers	(46.0)	(32.8)
Other liabilities	(3.2)	(0.2)
Provisions for contingencies	(0.1)	(1.1)
Interest accrual generated by investments other than cash and cash equivalents	(6.7)	(1.8)
Income tax and asset tax paid	(119.7)	(186.0)
Cash flows provided by operating activities	**535.1**	**440.4**
Cash flows used in investing activities		
Additions to property, plant and equipment	(215.4)	(168.3)
Investments other than cash and cash equivalent	-	(109.4)
Dividends collected	-	0.3
Cash flows used in investing activities	**(215.4)**	**(277.4)**
Cash flows provided by / (used in) financing activities		
Proceeds from loans	20.0	-
Advances from customers	6.7	70.1
Dividens paid	-	(976.0)
Cash flows provided by / (used in) financing activities	**26.7**	**(905.9)**
Net increase / (decrease) in cash and cash equivalents	**346.4**	**(742.9)**
Cash and cash equivalents at the beginning of the year	**346.6**	**1,089.5**
Cash and cash equivalents at the end of the year	**693.0**	**346.6**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: January 29, 2013